

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010   January 22, 2010

Joseph J. Bianco
Chairman and Chief Executive Officer
Florham Consulting Corp.
845 Third Avenue
6th Floor
New York, NY 10022

       Re: **Florham Consulting Corp.**
              Preliminary Information Statement on Schedule 14C
              File No. 000-52634
              Filed January 14, 2010

Dear Mr. Bianco:

       This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

1.   We note from your disclosure on pages 6 and 7 that shareholders owning 52.97% of your outstanding shares of common stock approved the name change and the share capital increase. Please revise to state what percentage of shareholders approved the 2009 Stock Incentive Plan. In addition, please identify which shareholders are represented by the 52.97% of shareholders who approved the charter amendments. We note from your table on page 15 that beneficial owners and management own only 35.57% of your outstanding shares. Finally, please provide a legal analysis detailing how acquiring written consents from these shareholders did not constitute a proxy solicitation.

2.   Please provide financial information required by Item 13 of Schedule 14A, including MD&A disclosure, for both you and the target company.

3.   We note that you intend to amend your Certificate of Incorporation to increase the number of authorized shares in accordance with the terms of the merger agreement. Please provide the disclosure required by Item 14 of Schedule 14A. Please refer to Note A of Schedule 14A.

Joseph J. Bianco
Chairman and Chief Executive Officer
Florham Consulting Corp.
January 22, 2010
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3402.

                                        Sincerely,

                                        Angela McHale
                                        Attorney

cc: Eric Pinero, Esq. (*via facsimile*)